COM HEM
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PRESS RELEASE, AUGUST 29, 2018
NOTICE TO ATTEND THE
EXTRAORDINARY GENERAL
MEETING IN COM HEM HOLDING
AB (PUBL)
The shareholders of Com Hem Holding AB (publ), company reg. no. 556858-6613, (“Com
Hem” or the “Company”) are hereby invited to attend the Extraordinary General Meeting
(the “EGM”) to be held on Friday 21 September 2018, at 13.00 CET at Fleminggatan 18 in
Stockholm, Sweden. Registration for the EGM will commence at 12.30 CET.
Notice of attendance etc.
Shareholders who wish to attend the EGM shall be entered in the share register maintained by Euroclear Sweden AB on Friday 14 September 2018, and give notice of their attendance no later than on Monday 17 September 2018. Notice of attendance can be made at
www.comhemgroup.com/egm2018, or by telephone to +46 (0) 8 402 92 48 (weekdays
9.00 -16.00 (CET)) or by mail to the following address:
Com Hem Holding AB (publ)
c/o Euroclear Sweden AB
Box 191
SE-101 23 Stockholm
Sweden
When giving notice of attendance, please state your name, address, telephone number, personal identity number/corporate identity number and shareholding and, if applicable, representation by proxy and the number of assistants (no more than two). This information will only be used for preparation of the voting list.
Shareholders represented by proxy must issue a power of attorney for their representative, such power of attorney to be signed and dated by the shareholder. The power of attorney
(in original) should in due time prior to the EGM be submitted to the address set out above.
If the power of attorney is issued by a legal entity, a certified copy of the legal entity’s certificate of registration must be enclosed, or if such document does not exist, a corresponding document of authority. A template power of attorney in Swedish will be available at www.comhemgroup.com/egm2018 and will also be sent to shareholders upon request.
Filing pursuant to Rule 425 under the Securities Act of 1933, as amended Filer: Com Hem Holding AB (publ) Subject Company: Com Hem Holding AB Commission File No.: 132-02822

COM HEM
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Nominee registered shares
Shareholders with nominee registered shares must, in order to be entitled to participate in the EGM, temporarily have their shares registered in their own name with Euroclear Sweden
AB. Such registration must be effective no later than as of Friday 14 September 2018. This means that shareholders, in due time before that day, should notify their banker or broker.
Proposed agenda
1. Opening of the Meeting
2. Election of the Chairman of the Meeting
3. Preparation and approval of the voting list
4. Approval of the agenda
5. Election of one or two persons to check and verify the minutes
6. Determination of whether the Meeting has been duly convened
7. The merger with Tele2 and approval of the merger plan
8. Resolution regarding shareholder Martin Green’s proposals
9. Closing of the Meeting
Proposed resolutions etc.
Item 2—Election of the Chairman of the Meeting
The Board proposes that Bjorn Kristiansson, member of the Swedish Bar Association, is elected to be the Chairman of the Meeting.
Item 7- The merger with Tele2 and approval of the merger plan
Tele2 AB (publ)‘s (“Tele2”) and Com Hem’s Boards have jointly adopted a merger plan, dated 9 January 2018. The merger plan has been registered with the Swedish Companies
Registration Office on 19 January 2018 and the registration was announced on 23 January
2018.
In order to carry through the proposed merger between Tele2 and Com Hem, the Board proposes that the EGM resolves to approve the merger plan.
According to the merger plan, the merger shall be undertaken by way of absorption, with
Tele2 as the absorbing company and Com Hem as the transferring company. According to the merger plan, the exchange ratio for the merger consideration has been determined in such way that each share in Com Hem shall be exchanged for 1.0374 new Class B shares in
Tele2 (the “Non-Cash Consideration”) and SEK 37.02 in cash.
Registration of the merger with the Swedish Companies Registration Office is conditional upon the conditions in the merger plan, inter alia, that the Extraordinary General Meetings of both Tele2 and Com Hem approve the merger plan and that all permits and approvals of the competition authorities that are necessary for the merger have been obtained. The merger is expected to be registered with the Swedish Companies Registration Office in Q4
2018 and will result in the dissolution of Com Hem, whereby all of Com Hem’s assets and

COM HEM
•••••••
liabilities will be transferred to Tele2. Settlement of the merger consideration will take place following the Swedish Companies Registration Office’s registration of the merger.
Item 8 - Resolution regarding shareholder Martin Green’s proposals Shareholder Martin Green proposes that the EGM resolves:

i)

that an investigation is carried out regarding the Company’s procedures to ensure that the current members of the board and management fulfil relevant legislative and regulatory requirements, as well as the demands that the society’s ethical values places on persons in leading positions. In addition, the investigation shall include the current attitude and practical handling performed by the Company’s administrators and executives;

ii)	in the event that the investigation clarifies that this is required, swift and relevant measures shall be taken to ensure that these requirements are fulfilled; and
iii)

the investigation and any measures should be presented as soon as possible taking into consideration the nature and scope of any requirements, however not later than during the Annual General Meeting 2019.

Special majority requirements and voting commitment with respect to the proposed resolutions in item 7
The resolution is valid only if supported by shareholders holding not less than two-thirds of both the votes cast and the shares represented at the EGM.
Kinnevik, the largest shareholder of Com Hem, holding approximately 19.2 per cent of the shares and votes, has undertaken to vote in favour of the Board’s proposal under item 7.
Documents
The merger plan as well as an information document regarding the merger - including, among other things, a description of the background and reasons for the merger as well as a description of the merged company - will as of August 29, 2018 be available at the Company at the address Fleminggatan 18, Stockholm as well as at the Company’s website www.comhemgroup.com under the heading “The merger of Com Hem and Tele2”.
Number of shares and votes in the Company
As per the day of this notice, the number of shares and votes in the Company amounts to 177,470,814. The Company currently holds 642,604 own shares.
Information at the EGM
The Board and the Chief Executive Officer shall according to the Swedish Companies Act (2005:551) upon request by a shareholder and where the Board is of the opinion that it may be accommodated without significant harm to the Company, provide information at the EGM in respect of any circumstance which may affect the assessment of a matter on the agenda.

COM HEM
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For queries, please contact:
Investors
Stockholm, August 2018
Com Hem Holding AB (publ)
The Board of Directors
Marcus Lindberg, Head of Investor Relations
Tel: +46(0)734 39 25 40
marcus.lindberg@comhem.com
Media
Fredrik Hallstan, Head of PR
Tel: +46 (0)709 48 52 72
fredrik.hallstan@comhem.com
About Com Hem Group
Com Hem Group supplies broadband, TV, play and telephony services to Swedish households and companies under its two brands Com Hem and Boxer. The Group also includes the communication operator iTUX Communication AB which provides open fibre to service providers. We bring our 1.45 million customers a large range of digital-TV channels and play services via set top boxes as well as on-the-go for tablets and smartphones. Our powerful and future-proofed network with speeds up to
1.2 Gbit/s, covers 60% of the country’s households, making the Com Hem Group an important driver of creating a digital Sweden. Com Hem Group was founded in 1983 and has approximately
1,100 employees. Com Hem Group is headquartered in Stockholm and in 2017, Group sales totalled
SEK 7,136 million. Since 2014 the Com Hem share is listed on Nasdaq Stockholm.

IMPORTANT INFORMATION
The information included in this document is provided for informational purposes only and is neither an offer to sell nor a solicitation of an offer to buy shares of Com Hem Holding AB (publ) (“COM HEM”) or Tele2
AB (publ) (“Tele2”). Tele2 has filed a registration statement on Form F-4 with the Securities and Exchange
Commission (the “SEC”) in connection with the planned merger of COM HEM into Tele2 (“Transaction”).
Tele2 is expected to mail a US prospectus, which is part of the registration statement on Form F-4, to known security holders of COM HEM in connection with the transaction. This information is not a substitute for the
US prospectus, which is part of the registration statement on Form F-4 or any other offering materials or other documents that Tele2 may plan to file with the SEC or send to security holders of COM HEM in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF COM HEM ARE URGED
TO READ THE US PROSPECTUS AND THE REGISTRATION STATEMENT CAREFULLY WHEN IT BECOMES
AVAILABLE. THE US PROSPECTUS AND THE REGISTRATION STATEMENT CONTAIN IMPORTANT
INFORMATION ABOUT THE TRANSACTION INCLUDING CERTAIN RISKS RELATED TO THE TRANSACTION
AND SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TRANSACTION. Investors
and security holders will be able to obtain free copies of the US prospectus and the registration statement through the website maintained by the SEC at www.sec.gov. Free copies of the merger document may be obtained from COM HEM, by directing a request to Mr. Marcus Lindberg, Head of Investor Relations, e-mail:
marcus.lindberg@comhem.com, phone: +46 734 39 25 40. Free copies of the US prospectus may be obtained from Tele2, by directing such request to Mr. Erik Strandin Pers, Head of Investor Relations, e-mail:
erik.pers@tele2.com, phone: +46 733 41 41 88.
In addition to the US prospectus and the registration statement, COM HEM and Tele2 file annual, quarterly and special reports and other information with the Swedish Financial Supervisory Authority. You may read and copy any reports, statements or other information filed by COM HEM or Tele2 at:
http://www.comhemgroup.se/en/investors/ and http://www.tele2.com/investors/, respectively.
FORWARD LOOKING STATEMENTS
The information in this document may contain forward-looking statements. By their nature, forwardlooking statements involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside the control of each respective company or the combined company. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward looking statements. Although the management of COM HEM believes that the expectations reflected in any forward-looking statements are reasonable based on information currently available to them, no assurance is given that such forward-looking statements will prove to have been correct. You should not place undue reliance on forward-looking statements. They speak only as at the date thereof and COM HEM undertakes no obligation to update any forward-looking statements. Past performance of COM HEM or Tele2 does not guarantee or predict future performance of the combined company. Moreover, COM HEM, Tele2 and their respective affiliates and their respective officers, employees and agents do not undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation. Additionally, there can be no certainty that the Transaction will be completed in the manner and timeframe described in this document, or at all.
NO SOLICITATION
This communication does not constitute notice to an extraordinary general meeting or a merger document, nor shall it constitute an offer to sell or the solicitation or invitation of any offer to buy, acquire or subscribe for, any securities or an inducement to enter into investment activity, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.